February 9, 2012

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549
Attention: Patrick Gilmore, Accounting Branch Chief

Re:	Lithium Exploration Group, Inc.
Amendment No. 3. to Registration Statement on Form S-1
Filed December 22, 2011
File No. 333-175883

Dear Mr. Gilmore:

     We are responding to comments contained in the staff letter, dated February 6, 2012, addressed to Alexander Walsh, the President and Principal Executive Officer of Lithium Exploration Group, Inc., with respect to the amended registration statement on Form S-1 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on December 22, 2011.

General

1.

In future filings on Form 8-K, please ensure that you classify the events under the appropriate Item of Form 8- K. For example, the employment agreement with Mr. Wash disclosed in the Form 8-K filed January 13, 2012 should have been filed under Item 5.02. As another example, the termination of the Salta Project disclosed in the Form 8-K filed January 24, 2012 should have been filed under Item 1.02.

Response:

In future filings the company will ensure that it classifies the events under the appropriate Item of Form 8-K.

2.	Amendment No. 3 to Registration Statement on Form S-1

You refer to "2,0000,000 [sic] shares which were issued on conversion of debentures" on the prospectus cover page. Please revise.

Response:

The Registration Statement has been revised in response to the staff’s comments. Please see page 3.

3.

We note your response to our prior comment 4 from our letter dated January 6, 2012. However, your filing continues to refer on page 6 to "[c]ommon stock offered by selling stockholders" (plural). Please revise.

Response:

The Registration Statement has been revised in response to the staff’s comment. Please see page 6.

4.	We note your response to our prior comment 3. Please update your statement on page 5 that "we have not yet made any payments related to these permits; payments will become due as follows: $60,000 due in December 2011 " Please also update the bulleted timeline on page 5 to clarify whether you have completed the steps intended for October 30 to December 31 and for January 1 to January 15, 2012, and reconcile this with the disclosure found on page 25.

Response:

The Registration Statement has been revised in response to staff's comment. Please see pages 5, 21 and 25.

5.	Selling Stockholder Financing Transaction, page 7

We note your response to comment 6 from our letter dated January 6, 2012. We also note that, because a registration statement covering the shares issuable upon conversion of the debentures and exercise of the warrants was not been declared effective by October 27, 2011 (180 days of the closing for the initial debenture sale), the conversion price changed from the lesser of (i) 65% to 55% of the lowest reported sale price of the Common Stock for the twenty trading days immediately prior to the date of conversion or (ii) $0.83 per share. We refer to you comment 17 from our letter dated August 25, 2011, which requested that if there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. Please expand the table and disclosure at the end of this section accordingly.

Response:

The Registration Statement has been revised in accordance with the staff’s comment. Please see page 7.

Closing Comments

We acknowledge that:

  The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

Alexander Walsh
Alexander Walsh
President and Chief Executive Officer